Exhibit 22

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

May 26, 2016

To All Shareholders

Norio Sako
Representative Director and President
UNY Group Holdings Co., Ltd.
1, Amaikegotanda-cho, Inazawa, Aichi, Japan

Notice Regarding Extraordinary Loss and Adjustment to Future Outlook

UNY Group Holdings Co., Ltd. (“UNY Group Holdings”) announced that it resolved at a meeting of the Board of Directors that Circle K Sunkus Co., Ltd. (“CKS”), a wholly owned subsidiary of UNY Group Holdings, will record an extraordinary loss and an adjustment to its consolidated future outlook for the first half of the fiscal year ending February 28, 2017 previously announced on April 8, 2016 as follows.

1.	Details of the Extraordinary Loss

In connection with the management integration with FamilyMart Co., Ltd. (“FamilyMart”), UNY Group Holdings resolved at a meeting of the Board of Directors today that CKS will terminate its plan to introduce a new store system in order to successfully integrate its store systems to smoothly unify the CVS brand and business operations. CKS will record an extraordinary loss of roughly ¥8,000 million in the first quarter for the fiscal year ending February 28, 2017 due to a penalty cost from system development and a retirement loss on already-developed software. However, although CKS plans to record the extraordinary loss, the amount of the penalty cost may be changed upon further negotiation. Presently, it will cost around ¥8,000 million including the penalty cost. Furthermore, the impact caused by this resolution on our financial condition and operating results is still under consideration.

2.	Adjustment to the Consolidated Future Outlook of the First Half of the Year for the Fiscal Year Ending February 28, 2017 (March 1, 2016 to August 31, 2016)

(¥ million)	Operating revenue	Operating income	Ordinary income	Profit (loss) attributable to owners of parent	Earnings per share (¥)
Previous outlook (A)	509,500	13,960	12,560	(500)	(2.17)
Revised outlook (B)	509,500	13,960	12,560	—	—
Change (B – A)	—	—	—	—
Percentage change (%)	—	—	—	—
(Reference) Actual results for the corresponding period of the first half of the year for the previous fiscal year	510,730	10,326	10,280	(278)	(1.21)

3.	Reasons for the Adjustment

Taking into account the extraordinary loss of around ¥8,000 million as described above and a gain on the sale of investment securities of ¥3,550 million previously announced on April 20, 2016, it is difficult at the current time to calculate the future outlook for the profit and loss caused by the management integration with FamilyMart. Taking each of the aforementioned factors into consideration, UNY Group Holdings has decided to withdraw its consolidated future outlook for the profit (loss) attributable to owners of parent for the first half of the year ending February 28, 2017 that was previously announced on April 8, 2016 and will provide it again as soon as it is determined.

The management integration with FamilyMart was announced on February 3, 2016 and was approved at the general shareholders meetings of UNY Group Holdings and FamilyMart held on May 26, 2016 and those of CKS held on May 24, 2016, respectively. In association with the management integration, the common shares of UNY Group Holdings are scheduled to be delisted from the First Section of the Tokyo Stock Exchange and the First Section of the Nagoya Stock Exchange on August 29, 2016.

(Note)	The above forecasts are made based on information available to us at the current time. Actual results may differ due to a variety of factors.